Exhibit 11

                    Computation of Net Loss per Common Share

      Per share information was calculated based on net loss available to common shareholders divided by the weighted average number of shares of common stock outstanding during the period. Pursuant to Securities and Exchange Commission
(SEC) staff accounting bulletin and SEC Staff policy, common stock issued during the twelve-month period prior to the proposed initial public offering for consideration below the initial public offering price have been included in the calculation of weighted average number of shares as if they were outstanding for all periods presented. Accordingly, common shares outstanding of 3,766,663 at December 31, 1996 were used in the calculation of net loss per common share.